UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C. 20549

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                       (Amendment No._________)*

                     United Financial Mortgage Corp.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                  910303304
                               (CUPSIP Number)

      Robert S. Luce., 855 Sterling Road, Suite 180, Palatine, IL 60067
                         (1-847-776-9729)
         (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              September 22, 2000
             (Date of event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        CUSIP No: 910303304

1.	Names of Reporting Persons.
        I. R. S. Identification Nos. of above persons (entities only). Laurence B. Woznicki

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	______________________________________________________

(b)	______________________________________________________

3.	SEC Use Only________________________________________________

4.      Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal proceedings Is Required Pursuant to Items 2(d) or 2(e) NA

6.      Citizenship or Place of Organization U.S.


Number of	      7. Sole Voting Power				                        384,870
Shares Bene-
ficially by     8. Shared Voting Power                               -0-
Owned by
Each 		         9. Sole Dispositive Power			                    384,870
Reporting
Person With    10.Shared Dispositive Power                           -0-

11.	Aggregate Amount Beneficially Owned by
        Each Reporting Person                                   384,870

12.	Check if the Aggregate Amount in Row
        (11) Excludes Certain Shares (See Instructions)______

13.	Percent of Class Represented by Amount
        In Row (11)                                                9.87%

14.	Type of Reporting Person (See Instructions) IN

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2000
Date


/s/ Laurence B. Woznicki
Signature



Laurence B. Woznicki
Name/Title